SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2022
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer nº 33.042.730/0001-04

NIRE 35-3.0039609.0

NOTICE TO THE MARKET

COMPANHIA SIDERÚRGICA NACIONAL (“Company”), in compliance with the provisions of CVM RESOLUTION No. 23/2021 (“CVM Resolution 23/2021”), hereby informs its shareholders and the market in general that its Board of Directors, at a meeting held on March 9, it approved the hiring of Mazars Auditores Independentes (“Mazars”) to provide independent auditing services in relation to fiscal years 2022, 2023 and 2024, replacing Grant Thornton Auditores Independentes (“GT”).

The work of Mazars will start from the review of the quarterly information (ITRs) for the first quarter of 2022.

The aforementioned change of the independent auditor is due to the provisions of Art. 31 of CVM Resolution 23/2021, which determines the mandatory rotation of the independent auditor every five consecutive fiscal years.

Also, in compliance with article 28 of CVM Resolution 23/2021, the Company informs that GT has agreed with the change informed herein.

GT will continue as the Company's independent auditor with respect to the consolidated financial statements prepared in accordance with international accounting standards (IFRS), issued by the International Accounting Standards Board (“IASB”), for the purpose of filing 20-F at the Securities and Exchange Commission – SEC, as well as providing independent auditing services to subsidiary and controlled companies, whose accounts are included or reflected in the Company's consolidated statements.

São Paulo, March 11, 2022.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Executive Director of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 11, 2022

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.